SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended DECEMBER 31, 1995 or


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ________to _________


         Commission File Number 1-11016

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ALLWASTE EMPLOYEE RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 ALLWASTE, INC.
                           5151 San Felipe, Suite 1600
                              Houston, Texas 77056

                        ALLWASTE EMPLOYEE RETIREMENT PLAN

                              FINANCIAL STATEMENTS

      In accordance with Item 4 of the required information for Form 11-K, the following statements of financial condition for the Allwaste Employee Retirement Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.


                        ALLWASTE EMPLOYEE RETIREMENT PLAN

            INDEX TO THE FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES


Report of Independent Public Accountants

Item 1. Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994

Item 2. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1995 and 1994

Notes to Financial Statements as of December 31, 1995 and 1994

Exhibit I  -  Statements of Net Assets Available for Benefits by Investment Fund
              as of December 31, 1995 and 1994

Exhibit II -  Statements of Changes in Net Assets Available for Benefits by
              Investment Fund for the Years Ended December 31, 1995 and 1994

Schedule I -  Item 27a - Schedule of Assets Held for Investment Purposes as of
              December 31, 1995

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended
              December 31, 1995

Schedule III -Item 27e  - Schedule of Non-Exempt Transactions for the Year Ended
              December 31, 1995

Item 3.       Exhibit 23.1 - Consent of Independent Public Accountants

                                       2

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Committee of the Allwaste Employee Retirement Plan:

      We have audited the accompanying statements of net assets available for benefits of the Allwaste Employee Retirement Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allwaste Employee Retirement Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 24, 1996

                                       3

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1995 AND 1994

                                                               1995          1994
                                                           -----------   -----------
Investments, at fair value (Note 2):
    Allwaste, Inc. common stock ........................   $ 1,987,252   $ 2,381,549
    Fidelity Advisor Growth Opportunities Fund .........       313,479          --
    Fidelity Advisor Strategic Opportunities Fund ......       143,094          --
    Nations Balanced Assets Fund .......................        89,310          --
    Nations Strategic Fixed Income Fund ................       113,689          --
    NationsBank Stable Capital Fund ....................       356,404          --
    Liquidity Fund .....................................     5,921,055          --
    Nations Prime Fund Trust A Shares ..................       144,730       395,759
    Delaware Group Delaware Fund, Inc. Fund ............          --       1,992,719
    Delaware Group Institutional Cash Reserve, Inc. Fund          --       2,749,592
                                                           -----------   -----------

    Total investments ..................................     9,069,013     7,519,619

Contributions receivable:
    Participants .......................................       690,297        83,042
    Company ............................................       159,655        20,761

Accrued interest and dividends receivable ..............         2,748        64,629

Cash ...................................................           234          --

Prefunded Company contributions ........................          --         (24,422)
                                                           -----------   -----------
Net assets available for benefits ......................   $ 9,921,947   $ 7,663,629
                                                           ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                       4

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                                           1995           1994
                                                                    -----------    -----------
Additions to net assets attributed to:
     Interest and dividend income ...............................   $   300,674    $   180,419

     Net appreciation (depreciation) of fair value of investments       (20,393)       219,486

     Contributions:
        Participants ............................................     2,868,429      2,472,009
        Company .................................................       602,540        472,600
        Rollovers ...............................................        76,098        174,961

     Transfer from affiliated company's plan (Note 7) ...........       322,491           --
                                                                    -----------    -----------

            Total additions .....................................     4,149,839      3,519,475

Deductions from net assets attributed to:

     Distributions ..............................................      (830,195)    (1,032,484)

     Transfer to affiliated company's plan (Note 6) .............    (1,061,326)          --
                                                                    -----------    -----------

            Total deductions ....................................    (1,891,521)    (1,032,484)
                                                                    -----------    -----------

     Increase in net assets available for benefits ..............     2,258,318      2,486,991

     Net assets available for benefits at beginning of year .....     7,663,629      5,176,638
                                                                    -----------    -----------

     Net assets available for benefits at end of year ...........   $ 9,921,947    $ 7,663,629
                                                                    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                       5

                        ALLWASTE EMPLOYEE RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-

BASIS OF ACCOUNTING -

The financial statements of the Allwaste Employee Retirement Plan (the "Plan") are prepared on the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION-

The investments of the Plan are stated at fair value in the accompanying statements of net assets available for benefits. Investments in mutual funds, equity funds, and common/collective funds are valued at quoted market prices which represent the net asset value of shares held by the Plan for the period presented. The Allwaste, Inc. common stock is valued at its quoted market price. Investments in money market funds are valued at $1 per share. Purchases and sales of investments are recorded on the trade-date basis. Interest and dividend income are recorded on the accrual basis. The net appreciation (depreciation) of fair value of investments resulting from changes in fair value has been recognized in the accompanying statements of changes in net assets available for benefits.

DISTRIBUTIONS-

Distributions are recorded when paid.

(2) DESCRIPTION OF THE PLAN-

ORGANIZATION AND ADMINISTRATION-

The Allwaste Retirement Savings Plan (the "Original Plan") was established effective October 1, 1990, for the benefit of all eligible personnel of Allwaste, Inc., and certain subsidiaries (collectively, the "Company") that had adopted its terms and provisions. Effective July 1, 1995, the Company adopted the NationsBank Defined Contribution Master Plan and Trust as an amendment and restatement of the Original Plan, which was renamed the "Allwaste Employee Retirement Plan."

Employees who are at least 21 years of age and have one or more years of service as defined under the Plan (except for nonresident aliens who do not receive any earned income constituting source income, independent contractors, contract laborers, consultants, leased employees and employees subject to collective bargaining agreements that do not provide for participation in the Plan) are eligible to participate in the Plan.

                                        6

The Plan has established a trust for the purpose of receiving and investing contributions and paying benefits under the Plan. NationsBank of Texas, N.A. (the "Prior Trustee") served as trustee of the Plan for the period from inception through June 30, 1995. Effective June 30, 1995, the Company terminated the trust agreement with the Prior Trustee and established NationsBank of Georgia, N.A. (the "New Trustee") as the new trustee of the Plan effective July 1, 1995. The Prior Trustee held certain assets and performed certain trustee duties subsequent to June 30, 1995 until all assets were transferred to the New Trustee.

The Company retains responsibility for administration of the Plan and has appointed a committee comprised of four members of management of the Company (the "Plan Committee") to assist in Plan administration. Neither the Company nor the Plan Committee receive any compensation from the Plan for their services in administering the Plan. All expenses of the Plans' administration, including those of the trustees, are paid by the Company, but to the extent not paid by the Company such expenses will be paid from the Plan assets.

CONTRIBUTIONS-

Prior to June 30, 1995, a participant could contribute from 2 percent to 15 percent of eligible annual compensation, subject to Internal Revenue Code of 1986, as amended (the "Code") limitations. The Company matched 25 percent of the participant's contributions from 2 percent to 6 percent of eligible compensation. Participants could change their contribution rates effective the first day of each calendar quarter, provided the participant gave written notice of such changes.

Effective July 1, 1995, a participant may contribute from .5 percent to 15 percent of eligible compensation for each Plan year, subject to limitations of the Code. The Company matches 50 percent of the participant's contributions from
 .5 percent to 3 percent of eligible compensation. Participants may change their contribution rates effective the first day of each calendar quarter, provided the participant gives written notice of such changes.

ERISA-

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covers most employee benefit plans and provides certain minimum standards relating to, among other things, participation, vesting of benefits, funding, fiduciary responsibility and reporting to participants in such plans. The Plan is subject to the provisions of ERISA.

INVESTMENT PROGRAMS-

Prior to June 30, 1995, the participants could elect to have their contributions invested in any of the three participant directed investment funds, as follows:

      a. Money Market Fund - Delaware Group Institutional Cash Reserve, Inc. Fund - invests primarily in high-quality, short-term money market instruments. Cash temporarily held pending investment in this fund is invested in the Nations Prime Fund Trust A Shares.

      b. Equity Fund - Delaware Group Delaware Fund, Inc. Fund - invests primarily in a combination of publicly-traded corporate stocks, short-term government securities and high-grade corporate bonds. Cash temporarily held pending investment in this fund is invested in the Nations Prime Fund Trust A Shares.

                                       7

      c. Allwaste, Inc. Stock Fund - invests in shares of Allwaste, Inc. common stock and, for interim periods, pending investment in Allwaste, Inc. common stock, is invested in the Nations Prime Fund Trust A Shares.

Prior to June 30, 1995, participants could invest their contributions in any or all of the three funds in increments of 25 percent. As of the first day of each calendar quarter, a participant could change his investment elections regarding existing balances, future contributions or both. Such changes were made in 25 percent increments with written notice. The Company's matching contributions were invested in the above three funds in the same proportion as the participant's contributions.

Effective June 30, 1995, the Delaware Group Institutional Cash Reserve, Inc. Fund and Delaware Group Delaware Fund, Inc. Fund were no longer available as participant directed investment funds. Assets invested in these two funds at June 30, 1995 were liquidated and invested during the transition period in a non-participant directed investment fund, as follows:

      a. Liquidity Fund - a NationsBank liquid asset fund with the underlying investment at December 31, 1995 in the NationsBank Stable Capital Fund.

Effective July 1, 1995, participants may elect to have their new contributions invested in any of the five new participant directed investment funds in addition to the Allwaste, Inc. Stock Fund, under the Plan, as follows:

      a. Fidelity Advisor Growth Opportunities Fund - a Fidelity Investments mutual fund which invests in a broadly diversified selection of stocks.

      b. Fidelity Advisor Strategic Opportunities Fund - a Fidelity Investments mutual fund which invests in a diversified selection of value-oriented stocks and other securities.

      c. Nations Balanced Assets Fund - a NationsBank "Nations Fund" mutual fund which invests in a combination of common stock, fixed income securities and money market instruments.

      d. Nations Strategic Fixed Income Fund - a NationsBank "Nations Fund" mutual fund which invests primarily in a mix of corporate, government and mortgage-backed securities.

      e. NationsBank Stable Capital Fund - a NationsBank common\collective trust fund which invests in short-term securities, including guaranteed investment contracts, commercial paper, bank obligations, corporate paper and money market instruments.

Effective July 1, 1995, participants may invest their contributions in any or all of the above five new funds in addition to the Allwaste, Inc. Stock Fund. A participant may change his investment elections regarding existing balances, future contributions or both. Such changes must be made in one percent increments. The Company's matching contributions are invested in the participant's elected funds in the same proportion as the participant's contributions.

The Plan's statements of net assets available for benefits as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years ended December 31, 1995 and 1994 are presented by participant-directed funds on Exhibits I and II, respectively.

                                       8

ALLOCATIONS TO PARTICIPANTS' ACCOUNTS-

Prior to June 30, 1995, participant contributions and Company matching contributions were recorded quarterly to each participant's account. Dividends and interest income and any investment gains and losses were allocated quarterly in proportion to the respective balances of the participants' accounts.

Effective July 1, 1995, participant contributions and Company matching contributions are recorded to each participant's account when received. Interest income, dividend income and any investment gains or losses are allocated to participant's accounts daily.

Effective July 1, 1995, under the Plan, participants are permitted to borrow up to 50 percent of their vested account balances. A participant may have only one outstanding loan from the Plan at any one time and may borrow up to an aggregate of $50,000 from his vested Plan account balance. Participant loans are made at commercially reasonable rates in accordance with the loan policy adopted pursuant to the Plan, subject to applicable provisions of the Code. There were no loans made to participants during 1995.

VESTING-

Participants are fully vested in their contributions. The Company's matching contributions vest according to the following schedule:

                              YEARS OF SERVICE            VESTING PERCENTAGE

                                 Less than 1                      0%
                                      1                           20%
                                      2                           40%
                                      3                           60%
                                      4                           80%
                                  5 or more                      100%

Prior to June 30, 1995, a year of vesting service credit was earned on the anniversary date of one year of employment. Effective July 1, 1995, a year of vesting service credit is earned when an employee has completed 1,000 hours of service during the twelve-month period beginning on the anniversary date of employment.

Non-vested amounts are forfeited upon termination of a participant's employment with the Company under the Original Plan and forfeited at the earlier of the distribution date or the last day of the Plan year under the Plan. At December 31, 1995 and 1994, forfeited non-vested accounts totaled $0 and $42,372, respectively. These accounts are used to reduce future employer contributions. Forfeitures of $42,372 were used to reduce employer contributions in 1995.

DISTRIBUTIONS OF BENEFITS-

Benefits are payable to participants or to their designated beneficiaries, as applicable, only at the time of their retirement, disability, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the guidelines for such withdrawals under the Code.

                                       9

Funds other than the Allwaste, Inc. Stock Fund are distributed in cash only, based on the account balances as of the last day of the quarter in which a distributable event occurs. For the Allwaste, Inc. Stock Fund, the participant determines whether the form of distribution will be either in shares of Allwaste, Inc. common stock (with fractional shares and uninvested amounts in cash) or in a lump-sum cash distribution. The market value of Allwaste, Inc. common stock is used to determine the amount of the cash distribution.

Distributions for the year ended December 31, 1995 include excess contributions in the amount of $137,180 for contributions determined to be in excess of the maximum contribution levels for certain participants.

(3) PLAN TERMINATION-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the total Company matching contributions in the account of each participant will become fully vested. In addition, under conditions prescribed in the Plan regarding Plan termination, certain previously forfeited amounts will be restored and fully vested for participants or former participants. Thereafter, all vested amounts of each participant will be paid after provision is made for payment of the expenses of Plan administration, termination and liquidation.

(4) FEDERAL INCOME TAXES-

The Original Plan obtained its latest determination letter on January 16, 1996, in which the Internal Revenue Service stated that the Original Plan as then designed, was in compliance with the applicable requirements of the Code. The Original Plan has been amended and restated since receiving the determination letter. The Plan has been submitted to the Internal Revenue Service for a new determination letter. However, the Plan Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Committee believes that the Original Plan and the Plan were qualified and the related trust was tax-exempt as of December 31, 1995 and 1994.

(5) RECONCILIATION TO FORM 5500-

The Plan reports distributions to participants on a cash basis of accounting in the financial statements as required by generally accepted accounting principles. Net assets available for benefits include amounts payable to participants of $178,095 and $427,629 as of December 31, 1995 and 1994, respectively.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                                                                       1995               1994
                                                                                  ---------------    ----------------
           Net assets available for benefits per the financial statements         $9,921,947         $7,663,629
              Less - Amounts payable to participants                                (178,095)          (427,629)
                                                                                  ----------         ----------
           Net assets available for benefits per the Form 5500                    $9,743,852         $7,236,000
                                                                                  ==========         ==========

                                       10

The following table reconciles distributions per the financial statements to the
Form 5500 for the years ended December 31:
                                                                                       1995               1994
                                                                                  ---------------    ----------------
           Distributions per the financial statements                             $ 830,195          $1,032,484
              Add - Amounts payable to participants at December 31, 1995
                and 1994                                                            178,095             427,629

              Less - Amounts payable to participants at December 31, 1994          (427,629)               --
                                                                                  ---------          ----------

           Distributions per the Form 5500                                        $ 580,661          $1,460,113
                                                                                  =========          ==========

Amounts payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(6) TRANSFER TO ALLWASTE RECYCLING, INC. EMPLOYEE RETIREMENT PLAN-

Effective July 1, 1995, Allwaste Recycling, Inc. ("ARI") and Mid-Way Cullet, Inc. ("MCI") withdrew as participating employers in the Plan and transferred assets and liabilities from the Plan equal to the proportionate interests of the Plan participants who are active employees of ARI and MCI and their beneficiaries to the Allwaste Recycling, Inc. Employee Retirement Plan ( the "ARI Plan"). To effect the transfer, 67,808 shares of Allwaste, Inc. common stock at a cost of $372,841, market value of $383,223 and cash of $678,103 were transferred to the ARI Plan, for a total transfer amount of $1,061,326.

(7) TRANSFER FROM THE RESTATED PROFIT SHARING PLAN AND TRUST FOR MADSEN/BARR CORPORATION-

Effective September 21, 1995, all assets and liabilities of the Restated Profit Sharing Plan and Trust for Madsen/Barr Corporation (the "Madsen/Barr Plan"), valued as of the date of transfer, October 31, 1995, were merged with and into the Plan. Assets and liabilities transferred in the amount of $322,491 represented the interests of the Madsen/Barr Plan participants.

(8) NON-EXEMPT TRANSACTIONS-

For the year ended December 31, 1995, certain contributions were not remitted to the Plan trust by the Company within the time period established by the Department of Labor. As such, these transactions represent non-exempt transactions between the Company and the Plan as identified in Schedule III. The Plan Committee does not believe any required corrective actions will materially affect the Plan.

                                                                       EXHIBIT I

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                             AS OF DECEMBER 31, 1995

                                                                                Participant Directed Funds
                                                                           ---------------------------------------------------------
                                                                                            Fidelity          Fidelity
                                                                            Allwaste,       Advisor           Advisor       Nations
                                                                              Inc.           Growth          Strategic      Balanced
                                                                             Stock        Opportunities     Opportunities    Assets
                                                                              Fund            Fund              Fund          Fund
                                                                           ----------       ----------       --------       --------
Investments, at fair value (Note 2):
     Allwaste, Inc. common stock ...................................       $1,987,252       $     --          $  --         $   --
     Fidelity Advisor Growth Opportunities Fund ....................             --            313,479           --             --
     Fidelity Advisor Strategic Opportunities Fund .................             --               --          143,094           --
     Nations Balanced Assets Fund ..................................             --               --             --           89,310
     Nations Strategic Fixed Income Fund ...........................             --               --             --             --
     NationsBank Stable Capital Fund ...............................             --               --             --             --
     Liquidity Fund ................................................             --               --             --             --
     Nations Prime Fund Trust A Shares .............................          144,730             --             --             --
                                                                           ----------       ----------       --------       --------

                Total investments ..................................        2,131,982          313,479        143,094         89,310

Contributions receivable:
     Participants ..................................................          320,106          116,441         63,308         33,400
     Company .......................................................           75,460           24,490         12,887          7,719

Accrued interest receivable ........................................             --               --             --             --

Cash ...............................................................             --               --             --             --

Interfund receivable (payable) .....................................          834,672        1,226,928        725,612        382,768
                                                                           ----------       ----------       --------       --------

Net assets available for benefits ..................................       $3,362,220       $1,681,338       $944,901       $513,197
                                                                           ==========       ==========       ========       ========

                                                                       Participant
                                                                        Directed                   Non-Participant
                                                                         Funds                     Directed Funds
                                                                -------------------------    --------------------------
                                                                  Nations     NationsBank
                                                                 Strategic      Stable
                                                                Fixed Income    Capital      Liquidity     Discontinued
                                                                   Fund          Fund           Fund          Funds         Total
                                                                ------------  -----------    ---------     ------------   ----------
Investments, at fair value (Note 2):
     Allwaste, Inc. common stock ...........................     $   --       $     --       $      --        $ --        $1,987,252
     Fidelity Advisor Growth Opportunities Fund ............         --             --              --          --           313,479
     Fidelity Advisor Strategic Opportunities Fund .........         --             --              --          --           143,094
     Nations Balanced Assets Fund ..........................         --             --              --          --            89,310
     Nations Strategic Fixed Income Fund ...................      113,689           --              --          --           113,689
     NationsBank Stable Capital Fund .......................         --          356,404            --          --           356,404
     Liquidity Fund ........................................         --             --         5,921,055        --         5,921,055
     Nations Prime Fund Trust A Shares .....................         --             --              --          --           144,730
                                                                 --------     ----------     -----------      ------      ----------

                Total investments ..........................      113,689        356,404       5,921,055        --         9,069,013

Contributions receivable:
     Participants ..........................................       36,273        120,769            --          --           690,297
     Company ...............................................        8,283         30,816            --          --           159,655

Accrued interest receivable ................................         --             --              --         2,748           2,748

Cash .......................................................         --             --              --           234             234

Interfund receivable (payable) .............................      427,328      2,323,747      (5,918,073)     (2,982)           --
                                                                 --------     ----------     -----------      ------      ----------

Net assets available for benefits ..........................     $585,573     $2,831,736     $     2,982      $  --       $9,921,947
                                                                 ========     ==========     ===========      ======      ==========

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT I
                                                                       Continued

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                             AS OF DECEMBER 31, 1994

                                                                           Participant Directed Funds
                                                                 -------------------------------------------------
                                                                                                    Allwaste, Inc.
                                                                 Money Market         Equity            Stock
                                                                     Fund              Fund              Fund               Total
                                                                 -----------        ----------       -----------        -----------
Investments, at fair value (Note 2):
     Allwaste, Inc. common stock .........................       $      --          $    --          $ 2,381,549        $ 2,381,549
     Nations Prime Fund Trust A Shares ...................           118,023           126,206           151,530            395,759
     Delaware Group Delaware Fund, Inc. Fund .............              --           1,992,719              --            1,992,719
     Delaware Group Institutional Cash
        Reserve, Inc. Fund ...............................         2,749,592              --                --            2,749,592
                                                                 -----------        ----------       -----------        -----------
              Total investments ..........................         2,867,615         2,118,925         2,533,079          7,519,619
Contributions receivable:
     Participants ........................................              --              40,478            42,564             83,042
     Company .............................................              --              10,120            10,641             20,761

Accrued interest and dividends receivable ................            11,084            53,097               448             64,629

Prefunded Company contributions ..........................           (24,422)             --                --              (24,422)

Interfund receivable (payable) ...........................            (5,418)           15,056            (9,638)              --
                                                                 -----------        ----------       -----------        -----------
Net assets available for benefits ........................       $ 2,848,859        $2,237,676       $ 2,577,094        $ 7,663,629
                                                                 ===========        ==========       ===========        ===========

   This exhibit is an integral part of the accompanying financial statements.

                                                                      EXHIBIT II

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                   Participant Directed Funds
                                                                --------------------------------------------------------------------
                                                                                    Fidelity             Fidelity
                                                                                     Advisor              Advisor          Nations
                                                               Allwaste, Inc.        Growth              Strategic         Balanced
                                                                   Stock           Opportunities       Opportunities       Assets
                                                                   Fund               Fund                  Fund            Fund
                                                                -----------         -----------         ---------         ---------
Additions to net assets attributed to:
Interest and dividend income ...........................        $     2,242         $       932         $    --          $      745
Net appreciation (depreciation) of fair
    value of investments ...............................           (272,095)              6,631            (2,191)              362
Contributions:
    Participants .......................................            665,114             386,220           205,106           111,298
    Company ............................................            143,882              80,066            42,186            25,717
    Rollovers ..........................................             19,511               1,227             1,227              --
Transfer from affiliated company's
    plan (Note 7) ......................................               --                  --                --                --
                                                                -----------         -----------         ---------         ---------

           Total additions .............................            558,654             475,076           246,328           138,122

Deductions from net assets attributed to:
Distributions ..........................................           (206,970)            (20,666)          (27,039)           (7,693)
Transfer to affiliated company's
    plan (Note 6) ......................................           (401,230)               --                --                --
                                                                -----------         -----------         ---------         ---------

            Total deductions ...........................           (608,200)            (20,666)          (27,039)           (7,693)

Interfund transfers, net ...............................            834,672           1,226,928           725,612           382,768
                                                                -----------         -----------         ---------         ---------
Increase (decrease) in net assets available for benefits            785,126           1,681,338           944,901           513,197
Net assets available for benefits at beginning of year..          2,577,094                --                --                --
                                                                -----------         -----------         ---------         ---------
Net assets available for benefits at end of year........        $ 3,362,220         $ 1,681,338         $ 944,901         $ 513,197
                                                                ===========         ===========         =========         =========

                                                      Participant Directed Funds    Non-Participant Directed Funds
                                                   ------------------------------   -------------------------------

                                                       Nations        NationsBank
                                                      Strategic         Stable
                                                    Fixed Income       Capital        Liquidity        Discontinued
                                                        Fund             Fund            Fund             Funds            Total
                                                    -----------      -----------      -----------      -----------      -----------
Additions to net assets attributed to:
Interest and dividend income ..................     $       242      $      --        $   130,009      $   166,504      $   300,674
Net appreciation (depreciation) of fair
    value of investments ......................           1,487            1,716             --            243,697          (20,393)
Contributions:
    Participants ..............................         128,301          425,140           45,564          901,686        2,868,429
    Company ...................................          28,926          107,526             --            174,237          602,540
    Rollovers .................................            --               --               --             54,133           76,098
Transfer from affiliated company's
    plan (Note 7) .............................            --            322,491             --               --            322,491
                                                    -----------      -----------      -----------      -----------      -----------

           Total additions ....................         158,956          856,873          175,573        1,540,257        4,149,839

Deductions from net assets attributed to:
Distributions .................................            (711)         (26,393)            --           (540,723)        (830,195)
Transfer to affiliated company's
    plan (Note 6) .............................            --               --               --           (660,096)      (1,061,326)
                                                    -----------      -----------      -----------      -----------      -----------

            Total deductions ..................            (711)         (26,393)            --         (1,200,819)      (1,891,521)

Interfund transfers, net ......................         427,328        2,001,256         (172,591)      (5,425,973)            --
                                                    -----------      -----------      -----------      -----------      -----------
Increase (decrease) in net assets
  available for benefits ......................         585,573        2,831,736            2,982       (5,086,535)       2,258,318
Net assets available for benefits at
  beginning of year............................            --               --               --          5,086,535        7,663,629
                                                    -----------      -----------      -----------      -----------      -----------
Net assets available for benefits at
  end of year..................................     $   585,573      $ 2,831,736      $     2,982      $      --        $ 9,921,947
                                                    ===========      ===========      ===========      ===========      ===========

   This exhibit is an integral part of the accompanying financial statements.

                                       14
                                                                      EXHIBIT II
                                                                      CONTINUED


                        ALLWASTE EMPLOYEE RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                               BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                   Participant Directed Funds
                                                                  ------------------------------------------------
                                                                                                     Allwaste, Inc.
                                                                 Money Market         Equity             Stock
                                                                      Fund              Fund             Fund              Total
                                                                  -----------       -----------       -----------       -----------
Additions to net assets attributed to:
    Interest and dividend income ...........................      $    82,280       $    97,033       $     1,106       $   180,419

    Net appreciation (depreciation) of
       fair value of investments ...........................             --            (124,831)          344,317           219,486

    Contributions:
       Participants ........................................          917,748           806,741           747,520         2,472,009
       Company .............................................          178,713           151,111           142,776           472,600
       Rollovers ...........................................           27,336            79,657            67,968           174,961
                                                                  -----------       -----------       -----------       -----------

          Total additions ..................................        1,206,077         1,009,711         1,303,687         3,519,475

    Distributions ..........................................         (394,040)         (315,736)         (322,708)       (1,032,484)
                                                                  -----------       -----------       -----------       -----------

          Total deductions .................................         (394,040)         (315,736)         (322,708)       (1,032,484)

    Interfund transfers, net ...............................          (52,073)           67,239           (15,166)             --
                                                                  -----------       -----------       -----------       -----------

    Increase in net assets available for benefits ..........          759,964           761,214           965,813         2,486,991

    Net assets available for benefits at
       beginning of year ...................................        2,088,895         1,476,462         1,611,281         5,176,638
                                                                  -----------       -----------       -----------       -----------

    Net assets available for benefits at
       end of year .........................................      $ 2,848,859       $ 2,237,676       $ 2,577,094       $ 7,663,629
                                                                  ===========       ===========       ===========       ===========

   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I


                        ALLWASTE EMPLOYEE RETIREMENT PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995

    Identity                                                            Shares
       of                                                                 or                    Current
      Issue               Description of Asset                          Units       Cost         Value
- ------------------  -------------------------------------------      ----------  ----------   ----------
Allwaste, Inc. (1)  Allwaste, Inc. common stock                        418,369   $2,301,425   $1,987,252

    Fidelity        Fidelity Advisor Growth Opportunities Fund           9,908      307,442      313,479
   Investments

    Fidelity        Fidelity Advisor Strategic Opportunities Fund        5,751      144,740      143,094
   Investments

 NationsBank (1)    Nations Balanced Assets Fund                         7,869       98,693       89,310

 NationsBank (1)    Nations Strategic Fixed Income Fund                 11,016      112,203      113,689

 NationsBank (1)    NationsBank Stable Capital Fund                     30,144      354,760      356,404

 NationsBank (1)    Liquidity Fund                                   5,921,055    5,921,055    5,921,055

 NationsBank (1)    Nations Prime Fund Trust A Shares                  144,730      144,730      144,730
                                                                                 ----------   ----------

                    Total assets held for
                      investment purposes                                        $9,385,048   $9,069,013
                                                                                 ==========   ==========

(1) Party-in-interest

                                                                     SCHEDULE II
                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                               Current Value
                                                                                                                 of Assets on   Net
      Identity of Party                      Description of              Purchase     Selling     Cost of        Transaction   Gain
          Involved                             Assets                    Price (a)    Price (b)    Assets           Date      (Loss)
- ------------------------------  -------------------------------------  -------------  ---------  -------------  -----------  -------
SERIES TRANSACTIONS:

Fidelity Investments .........   Advisor Growth Opportunities Fund       $  329,185   $    --     $   329,185    $  329,185  $  --
                                                                               --        21,430        21,743        21,430    (313)
Fidelity Investments .........   Advisor Strategic Opportunities Fund       173,181        --         173,181       173,181     --
                                                                               --        27,896        28,441        27,896    (545)
NationsBank ..................   Balanced Assets Fund                       106,595        --         106,595       106,595     --
                                                                               --         7,693         7,902         7,693    (209)
NationsBank ..................   Strategic Fixed Income Fund                112,916        --         112,916       112,916     --
                                                                               --           713           713           713     --
NationsBank ..................   Stable Capital Fund                        381,133        --         381,133       381,133     --
                                                                               --        26,445        26,373        26,445      72
NationsBank ..................   Liquidity Fund                           5,921,055        --       5,921,055     5,921,055     --
                                                                               --          --            --            --       --
NationsBank ..................   Prime Fund Trust A Shares                8,099,690        --       8,099,690     8,099,690     --
                                                                               --     8,350,719     8,350,719     8,350,719     --
Delaware Group Investments ...   Institutional Cash Reserve, Inc. Fund      486,114        --         486,114       486,114     --
                                                                               --     3,235,706     3,235,706     3,235,706     --
Delaware Group Investments ...   Delaware Fund, Inc. Fund                   540,003        --         540,003       540,003     --
                                                                               --     2,776,269     2,716,429     2,776,269  59,840

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.

This schedule includes transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of the current value of Plan assets at the beginning of the Plan year.

                                                                     SCHEDULE II
                                                                       CONTINUED
                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                               Current Value
                                                                                                                 of Assets on    Net
         Identity of Party                         Description of           Purchase     Selling     Cost of     Transaction    Gain
             Involved                                  Assets               Price (a)    Price (b)   Assets        Date       (Loss)
- --------------------------------  --------------------------------------   -----------  ----------  ----------   -----------  ------
SINGLE TRANSACTIONS:
     NationsBank ...............   Liquidity Fund                          $5,434,684   $   --      $5,434,684   $5,434,684   $ --

     Delaware Group Investments    Institutional Cash Reserve, Inc. Fund         --     3,208,808    3,208,808    3,208,808     --

     Delaware Group Investments    Delaware Fund, Inc. Fund                      --     2,756,099    2,696,035    2,756,099   60,064

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.

This schedule includes transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of the current value of Plan assets at the beginning of the Plan year.

                                                                   SCHEDULE III

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27E - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                      Relationship to Plan,     Description of Transactions including               Interest
  Identity of         Employer or Other      Maturity Date, Rate of Interest, Collateral  Amount    Incurred
 Party Involved       Party-In-Interest              and Par or Maturity Value            Loaned    on Loan
- -----------------     --------------------  ------------------------------------------   --------  ----------
Allwaste, Inc.        Employer              Lending of monies from the Plan to the
                                            Employer (contributions not timely remitted
                                            to the Plan) as follows:

                                                Deemed loan dated September 29, 1995,
                                                maturity December 13, 1995, with
                                                interest at 8.75% per annum ...........   $ 42,182   $  758

                                                Deemed loan dated October 30, 1995,
                                                maturity November 28, 1995, with
                                                interest at 8.75% per annum ...........    302,881    2,106

                                                Deemed loan dated October 30, 1995,
                                                maturity December 7, 1995, with
                                                interest at 8.75% per annum ...........     11,957      109

                                                Deemed loan dated October 30, 1995,
                                                maturity December 13, 1995, with
                                                interest at 8.75% per annum ...........     40,817      431

                                                Deemed loan dated October 30, 1995,
                                                maturity December 1, 1995, with
                                                interest at 8.75% per annum ...........     20,346      156

                                                Deemed loan dated December 7, 1995,
                                                maturity December 13, 1995, with
                                                interest at 8.75% per annum ...........     19,926       29

                                                Deemed loan dated September 29, 1995,
                                                maturity February 26, 1996, with
                                                interest at 8.75% per annum ...........        377        8

                                                Deemed loan dated October 30, 1995
                                                maturity February 26, 1996, with
                                                interest at 8.75% per annum ...........        375        6

                                                Deemed loan dated November 30, 1995,
                                                maturity May 21, 1996, with
                                                interest at 8.75% per annum ...........      4,770       35

                                                                    SCHEDULE III
                                                                    CONTINUED

                        ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27E - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                     Relationship to Plan,     Description of Transactions including                  Interest
 Identity of         Employer or Other       Maturity Date, Rate of Interest, Collateral   Amount     Incurred
 Party Involved      Party-In-Interest              and Par or Maturity Value             Loaned     on Loan
- -----------------    --------------------    ------------------------------------------    -------    ------
Allwaste, Inc.       Employer                Lending of monies from the Plan to the
                                             Employer (contributions not timely remitted
                                             to the Plan) as follows:

                                                  Deemed loan dated September 28, 1995,
                                                  maturity December 11, 1995, with
                                                  interest at 8.75% per annum ..........   $ 71,107   $  733

                                                  Deemed loan dated November 30, 1995,
                                                  maturity February 26, 1996, with
                                                  interest at 8.75% per annum ..........        411        3
                                                                                           --------   ------


                                                                                           $515,149   $4,374
                                                                                           ========   ======

                                 SIGNATURE PAGE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Allwaste Employee Retirement Plan Committee, which administers the Allwaste Employee Retirement Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 24th Day of June, 1996.


                                                  ALLWASTE EMPLOYEE RETIREMENT
                                                  PLAN COMMITTEE


                                                  /s/ ANDREW D. ESTRADA
                                                      Andrew D. Estrada


                                                  /s/ WILLIAM L. FIEDLER
                                                      William L. Fiedler


                                                  /s/ T. WAYNE WREN, JR.
                                                      T. Wayne Wren, Jr.


                                                   /s/ JAMES E. RIEF
                                                      James E. Rief